WOLLMUTH MAHER & DEUTSCH LLP
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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

June 17, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 16, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

16 June 2004
Marks and Spencer Group PLC ("Marks & Spencer" or "the Group")

Rejection of revised proposal from Revival Acquisitions Limited ("Revival Acquisitions")

At the request of Revival Acquisitions, Paul Myners, Chairman, and Stuart Rose, Chief Executive, met with Philip Green and a representative of Goldman Sachs this afternoon. At that meeting, Revival Acquisitions put forward a revised proposal in relation to a possible offer for the Group ("the revised proposal"). The revised proposal values each ordinary share of Marks & Spencer at not less than 370 pence in cash. Revival Acquisitions also indicated that it would be prepared to offer a partial share alternative.

The Board of Marks & Spencer, which is being advised by Citigroup, Morgan Stanley and Cazenove, has met to consider the revised proposal. The Board believes that an offer at 370 pence would significantly undervalue the Group and its prospects. The Board has therefore informed Revival Acquisitions that it does not intend to recommend an offer at this level to shareholders.

The Board is committed to maximising value for its shareholders. As previously announced, since his appointment as Chief Executive on 31 May 2004, Stuart Rose and the senior management team have made good progress in reviewing the Group and will set out their plans to improve operating performance across the Group on 12 July 2004.

PRESS ENQUIRIES

Marks & Spencer 020 7268 1919
Paul Myners
Stuart Rose

Citigroup 020 7986 4000
Robert Swannell
Ian Hart
David James

Morgan Stanley 020 7425 5000
Simon Robey
Brian Magnus
Mark Brooker

Cazenove 020 7588 2828
David Mayhew
Duncan Hunter
Richard Wintour

Tulchan 020 7353 4200
Andrew Grant
Katie Macdonald-Smith

The Directors of Marks and Spencer Group plc accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Citigroup Global Markets Limited ("Citigroup") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the matters described in this announcement.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the matters described in this announcement.

Cazenove & Co. Ltd ("Cazenove"), which is regulated in the United Kingdom by the Financial Services Authority, is acting for Marks & Spencer and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Marks & Spencer for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the matters described in this announcement.